PO Box 281077 Nashville, TN 37228 315 Deadrick Street Nashville, TN 37203 615-476-1151 Steve@SteveMillslaw.com

October 26, 2022

Bioadaptives , Inc.

2620 Regatta Drive

Suite 102

Las Vegas, NV 89128

Ladies and Gentlemen:

We have acted as counsel to Bioadaptives, Inc., a Nevada corporation (the "Company") in connection with the Company's Regulation A Offering Statement on Form 1-A (the "Offering Statement") to be filed with the Securities and Exchange Commission in connection with the registration under the Securities Act of 1933, as amended (the "Securities Act"), of the proposed issuance of 200,000,000 shares of common stock, par value $0.0001 per share (the "Shares") of the Company

We have examined the Offering Statement, the minute books and other corporate records of the Company, and such other instruments and documents that we have deemed necessary or appropriate for the purposes of the opinions expressed herein. For the purposes of expressing the opinion set forth below, we have assumed: (i) the genuineness of all signatures and documents; (ii) the authenticity of all documents submitted to us as originals; (iii) the conformity to the originals of all documents submitted to us as copies; (iv) the correctness and accuracy of all facts set forth in the documents referred to in this opinion letter; and (v) the due authorization, execution, and delivery of and the validity and binding effect of all documents.

Based on the foregoing and subject to the qualifications, assumptions and other statements set forth herein, we are of the opinion that the Shares will be duly authorized, validly issued, fully paid and nonassessable.

We express no opinion as to the law of any jurisdiction other than the Nevada Business Corporation Law. The reference and limitation to "Nevada Business Corporation Act" includes the statutory provisions and all applicable provisions of the Nevada Constitution and reported judicial decisions interpreting these laws. The opinion expressed herein is given as of this date, and we do not undertake to supplement this opinion with respect to any events or changes occurring subsequent to the date of this letter. The opinion expressed in this letter is provided as a legal opinion only and not as any guarantee or warranty of the matters discussed herein, and such opinion is strictly limited to the matters stated herein, and no other opinion may be implied therefrom.

We hereby consent to the filing of this opinion as an exhibit to the Offering Statement. In giving this consent, we do not admit that we are within the category of persons whose consent is required under the Securities Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Sincerely,

/s/ Stephen Mills

Attorney at Law